ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 7, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                         Jeffrey P. Riedler/Matthew Jones — Legal

James Peklenk/Mary Mast — Accounting

Re:                             SEC Comment Letter dated July 30, 2013

Acceleron Pharma Inc.

Draft Registration Statement on Form S-1 submitted July 3, 2013

File No. 377-00232

Ladies and Gentlemen:

On behalf of Acceleron Pharma Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended  (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  A copy of the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as confidentially submitted to the Commission on July 3, 2013, in response to the comment letter to John Knopf of the Company, dated July 30, 2013 from the Staff of the Commission, as well as certain other updated information.  We have also enclosed for your review the supplemental information referred to in the Company’s responses to the Staff’s comment letter.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as originally confidentially submitted with the Commission on July 3, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated July 30, 2013, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.  All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

General

1.                                      Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response to Comment 1:

The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

2.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response to Comment 2:

The Company advises the Staff that, to the extent that it determines to include any additional graphic, visual or photographic information in the printed prospectus, it will promptly provide the Staff with such graphic, visual or photographic information.

3.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 3:

The Company advises the Staff that it has provided the written materials, attached as Supplement A, to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act, and that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering.

4.                                      Comments to your application for confidential treatment will be delivered under separate cover.

Response to Comment 4:

The Company acknowledges the Staff’s comment.

We have in-licensed a portion of our intellectual property . . ., page 22

5.                                      We note on page 23 that you state that an unfavorable outcome in the litigation with Salk may lead to you owing significant damages. If there is a material risk of Salk terminating the license agreement in the event of an unfavorable outcome or otherwise, please provide appropriate disclosure. Additionally, please disclose how the termination of this license agreement would affect your operations.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement.

6.                                      We have the following comments regarding your disclosure and accounting for stock-based compensation:

•                  Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

•                  On page 53 of your discussion about the fair value of stock option grants in year 2012, you indicate that you utilized and assumed an annual volatility rate of 69% based on “a group of similar companies that are publicly traded”. Please tell us the name of these companies and explain to us why you deemed them to be comparable to you. In your response, for each of these companies, tell us the following information at your valuation dates:

•                  annual revenues;

•                  annual product revenues;

•                  net income/loss;

•                  assets;

•                  equity;

•                  number of products in development and their stages of development; and

•                  number of marketed products

•                  Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

•                  Please confirm that you have not issued any additional equity issuances including stock options, warrants, convertible preferred stock and debt since the latest balance sheet date or provide additional disclosure through the date of effectiveness.

Response to Comment 6:

The Company acknowledges the Staff’s comments and understands that the Staff may have additional comments once the price range has been included in the Registration Statement.  The Company intends to include such information in a subsequent amendment to the Registration Statement.  In addition, the Company acknowledges the Staff’s request for a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated initial public offering price range, once established. The Company expects to include such information in a subsequent amendment to the Registration Statement.

In addition, the Company respectfully advises the Staff that in determining the expected volatility of its common stock for use in the Black-Scholes option pricing model used to determine the fair value of its stock options, the Company used data from the following companies: Ariad Pharmaceuticals, Inc.; ImmunoGen, Inc.; ArQule, Inc.; Array BioPharma Inc.; and Infinity Pharmaceuticals, Inc.  Like the Company, these biopharmaceutical companies had a portfolio of drug product candidates in clinical development, had collaboration partners, and had no marketed products during the valuation dates in question.  Additionally, these companies’ public equity had at least six years of trading history to support calculations for volatility used in the Company’s valuations.  Because of the variety of financing strategies utilized by companies in the biotechnology and biopharmaceutical industries, there can be significant differences in the financial metrics.  Additionally, the Company considered the stage of product development to be more relevant than the financial metrics highlighted by the Staff above in identifying peer companies.  Accordingly, this financial information was not considered critical in the Company’s evaluation.  Please see Supplement B which includes the requested factors for each of the comparable companies, as reported as of the respective valuation dates.

Finally, the Company advises the Staff that it granted incentive stock option grants to two employees, effective on June 6, 2013. The Company intends to include such information in a subsequent amendment to the Registration Statement.  There have been no other debt or equity issuances since the last balance sheet date.

Business, page 72

7.                                      Please estimate the amount spent on research and development for the past three years ending in December 31, 2012 as required by Regulation S-K Item 101(c)(1)(xi).

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement.

8.                                      Please amend your disclosure to state the INDs you have submitted by indication for sotatercept, ACE-536, and dalantercept. Additionally, please state the date you filed each such IND.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 84, 86 and 92 of the Registration Statement.

9.                                      We note that the FDA granted orphan designation for ACE-536 for the treatment of -thalassemia and for the treatment of MDS on page 84. Please disclose if you have applied or are planning to apply for orphan designation for any indications of sotatercept or dalantercept. Additionally, please state the status of any application with the FDA. Alternatively, if you are not applying for orphan status for sotatercept for the treatment of -thalassemia and for the treatment of MDS, please explain why.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 89 of the Registration Statement.

Our Strategic Partnerships

Sotatercept Agreement, page 92

10.                               Please amend your disclosure to identify the three discovery stage programs disclosed on page 92.

Response to Comment 10:

The Company respectfully advises the Staff that it has requested confidential treatment for the provisions of its agreement with Celgene relating to these discovery stage program options, including the identity of these programs. As the Staff indicated in Comment 4 above, the Company has not yet received feedback on this request.  Because, as the Staff indicated in Staff Legal Bulletin No. 1, under section II. B. 1, confidential treatment will not be granted if the information is publicly disclosed, including through filings on the EDGAR system, the Company has made no change to the Registration Statement in response to this comment 10.

In-Licenses, page 98

11.                               We note that you entered into two amended and restated license agreements with Salk. Please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 11:

In response to the Staff’s comment, the Company has filed the license agreements with the Salk Institute for Biological Studies as Exhibits 10.10 and 10.11 to the Registration Statement.

Management, page 109

12.          Please amend your disclosure to identify each director that is independent under the listing standards of NASDAQ.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement.

Principal Stockholders, page 130

13.          Please revise the table on page 131 to include the shares held by Venrock entities as also held by Dr. Evnin; the shares held by ATV entities as also held by Ms. George; the shares held by Flagship Venture, AGTC, or AGTC Fund as also held by Mr. Kania; the shares held by Polaris Venture Partners or related funds as also held by Mr. McGuire; and the shares held by OrbiMed or its affiliates as also held by Dr. Gordon. Please also include these shares in the total aggregate shares of all executive officers and directors as a group. Although you may disclose that these individuals disclaim beneficial ownership in the footnotes, you must include the shares in the table to the extent they hold shared or sole voting or investment power.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Registration Statement.

Underwriting, page 148

14.          Once available please file copies of each of the lock-up agreements.

Response to Comment 14:

The Company acknowledges the Staff’s comment and will provide copies of the lock-up agreements as soon as practicable.

Notes to Financial Statements

7. Commitments and Contingencies

Legal Proceedings, page F-28

15.          Please revise your disclosures to comply with ASC 450.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Registration Statement.

8. Redeemable convertible preferred stock

Special Mandatory, page F-33

16.          On page F-34 you state that “As noted above, in certain events, the Series E Preferred Stock may convert to common stock on a basis higher than 1:1, based on a formula driven by the date on which the Company completes an IPO and the price of such offering. The Company concluded, in accordance with the provisions of ASC 470, that as the changes to the conversion terms would be triggered by a future event that is outside of the Company’s control, this represents a contingent conversion option, and, therefore, should not be recognized until and unless the triggering event occurs. Since that triggering event will occur with the completion of the IPO and will be accounted for in your first quarterly filing after effectiveness, please disclose the amount and accounting for the conversion, if material (in your Amendment filed which includes an IPO range) in a “subsequent event” footnote.

Response to Comment 16:

The Company acknowledges the Staff’s comment and will disclose the amount and accounting for the conversion of the Series E preferred stock, if material, in a subsequent event footnote in its amendment to the Registration Statement that includes the initial public offering price.

10. Significant Agreements

Accounting Analysis, page F-41

17.          You state that “As a result of the material modifications to the cost sharing obligations, milestone payments structure and royalty payment structure, the Company concluded the modification represented a significant modification under ASU 2009-13, which required the Company to apply the updated provisions of ASU 2009-13 subsequent to the modification.” and “the Company recognized $54.8 million, $2.0 million, $0.5 million and $0.6 million, respectively, of the total deferred revenue as license and milestone revenue in the accompanying statements of operations and comprehensive income (loss).” Please elaborate on your assertion that the licenses have standalone value to Celgene. In your response, tell us how Celgene can exploit the licenses without the additional development services that you are obligated to perform. Tell us:

•                  whether and how Celgene or any other party can perform these development services given your expertise with your intellectual property;

•                  whether Celgene has the rights and full access to past and future intellectual information in order to obtain regulatory approval of the products.

•                  whether the intellectual property rights conveyed through the license have value to the customer absent any other deliverables

Response to Comment 17:

The Company respectfully advises the Staff that, as noted on page [F-41], the Company identified the following deliverables in the combined ACE-536 Agreement and the modified

Sotatercept Agreement with Celgene pursuant to the provisions of ASC 605-25:(1) licenses to develop and commercialize sotatercept and ACE-536, (2) performance of research and development services, (3) participation on the joint development committees, and (4) the performance of manufacturing services to provide clinical material to Celgene.  The Company evaluated whether the deliverables had standalone value as each deliverable is delivered pursuant to ASC 605-25-25-4.

As a result of this evaluation, the Company concluded that all deliverables identified in the combined arrangement were deemed to have standalone value and to meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The Company’s evaluation of standalone value was based on ASC 605-25-25-5, which indicates that a delivered item or items should be considered a separate unit of accounting if both of the following criteria are met:

•                  The delivered item or items have value to the customer on a standalone basis.  The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of the customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s); and

•                  If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items or items is considered probable and substantially in the control of the vendor.

In response to the Staff’s comment, the Company advises the Staff that in determining whether the licenses had standalone value, the Company considered the fact that the licenses do not include a right of return, and therefore the second criterion is not applicable. Additionally, the Company noted that Celgene has the right to sublicense the rights granted to it under the combined arrangement, and, combined with the factors discussed below in relation to the remaining research and developments services, determined that the first criterion above was met.

The Company additionally notes that, because the potential indications for sotatercept, Celgene’s previously licensed compound from the Company, are in similar target diseases as ACE-536, Celgene is able to obtain value from the delivered license for ACE-536 without the undelivered research and development services in the ACE-536 Agreement.  At the time of execution of the ACE-536 Agreement, Celgene had performed studies testing sotatercept in chemotherapy induced anemia, renal anemia and was contemplating studies in diamond blackfan anemia, MDS and b-thalassemia.  Acceleron’s initial target indications for ACE-536 are MDS and b-thalassemia. Furthermore, Celgene had extensive experience in both soluble receptors and the TGF- b superfamily from their three and a half years of sotatercept development prior to execution of the ACE-536 license agreement.  The Company believes that Celgene has the necessary clinical development expertise and, therefore, will be able to develop ACE-536 without any remaining undelivered services. As such, based upon the facts above and the rights granted to Celgene under its worldwide license to develop, manufacture and commercialize licensed compounds and licensed products under the modified arrangement, the Company believes that Celgene has all of the necessary rights and full access to past and future intellectual information in order to obtain regulatory approval of the products.

In addition, the Company considered that the undelivered elements, namely the performance of research and development services, participation on the joint development committees, and the performance of manufacturing services to provide clinical material to Celgene, are all available in the marketplace by other service providers.  The research and development activities required under the arrangement could be and often are performed by contract research organizations (CROs).  In fact, as the most significant development activities for ACE-536 to be performed by the Company relate to progressing through the various stages of clinical trials, the Company intends to engage CROs to perform a large portion of these activities.  With respect to the joint development committee, the main purpose of which is to oversee the development activities of ACE-536 and sotatercept, expertise to supplement Celgene’s abilities is readily available from CROs or external consultants that have expertise in the field.

Lastly, the manufacturing services are also those that can be performed by contract manufacturers, and many biotech companies use contract manufacturers as they choose to not devote the internal expertise and resources for this activity or do not want to bear the cost to develop the ability and capacity, which may not always be fully utilized, to manufacture product internally. At the execution of the combined arrangement, Celgene and Acceleron had already transferred Sotatercept manufacturing to a third-party.

Based on these factors, the Company believes that each of the undelivered elements has value separate and distinct from the delivered licenses, as well as the remaining undelivered elements.

18.          You state that after determining BESP of the undelivered elements, the residual consideration of $49.5 million was recognized upon execution of the arrangements. You also state that the difference between the estimated payments of $18.0 million and the estimated selling prices which totaled $28.2 million, using BESP, for undelivered elements was $10.2 million and was deferred at inception and will be recognized as the undelivered elements are delivered, using the proportional performance method, or ratably in the case of performance on the Joint Development Committee. Please tell us why you believe the residual method is appropriate under ASC 605-25-30-3 as amended by ASC 2009-13.

Response to Comment 18:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company recognizes that ASU 2009-13 superseded ASC 605-25-30-3, which had previously allowed the application of the residual method in determining the arrangement consideration to be allocated to delivered elements.

As the Company has disclosed in the footnotes of the financial statements, prior to 2011, the Sotatercept Agreement, which was originally entered into in February 2008, was being accounted for under ASC 605-25 (prior to the amendments of ASU 2009-13).  The Company elected to adopt the guidance in ASU 2009-13 using the prospective method.  As a result, the Sotatercept Agreement continued to be accounted for under ASC 605-25 (prior to the amendment of ASU 2009-13) subsequent to the adoption of ASU 2009-13.  Because the Company could not establish VSOE for the undelivered elements, the Company was recognizing the initial consideration over the period that the undelivered elements were to be delivered, resulting in $34.7 million of deferred revenue as of August 2, 2011.

On August 2, 2011, in connection with entering into the ACE-536 Agreement, the Sotatercept Agreement was modified.  The Company concluded that the modification was a material modification under ASU 2009-13, which required the Company to apply the updated provisions of ASU 2009-13 subsequent to the modification.  Further, because the Sotatercept Agreement and the ACE-536 Agreement were negotiated in contemplation of each other and the Company had not yet completed all of its obligations pursuant to the Sotatercept Agreement, the agreements were considered one arrangement, which is accounted for under the updated provisions of ASU 2009-13.

The transition guidance included in ASU 2009-13 states that the guidance in ASU 2009-13 should be applied “on a prospective basis for revenue arrangements entered into or materially modified” subsequent to adoption.  However, ASU 2009-13 does not provide guidance on the mechanics of how arrangements that are materially modified should be transitioned to the guidance in ASU 2009-13, specifically how companies should account for any deferred revenue that may remain at the time of a material modification of an arrangement.  As a result, the Company considered certain acceptable methods that have been developed and applied in practice.  These practices are supported through the accounting interpretation publications issued by the Big Four national accounting firms (see Supplement C for copies of the guidance, specifically FAQ 7.3.1 of the Ernst and Young publication, Question 25 of the PriceWaterhouseCoopers publication, Question 7.2 of the KPMG publication, and Q&A 02 of the Deloitte publication).  It is the Company’s understanding that the firms developed this guidance based on discussions with members of the staff in the Office of the Chief Accountant at the Commission.

The interpretations indicate acceptable alternative approaches to accounting for an arrangement with deferred revenue at the date of the modification, when deliverables which previously did not meet the separation criteria, would qualify for separation under the updated provisions of ASU 2009-13.  Specifically, the alternative approaches include

•                  Reallocate the arrangement consideration to all of the identified elements in the arrangement (both delivered and undelivered) based on the information available today.  Allocated consideration is recognized in revenue for all delivered elements (adjusting deferred revenue as appropriate), and consideration attributable to the undelivered elements is recognized in the future as those elements are delivered.

•                  Determine the estimated selling price (using VSOE, TPE or best estimate, as appropriate) for the remaining undelivered elements as of the date of the material modification and allocate the arrangement consideration equal to that estimated selling price to the undelivered items.  This amount is deducted from the sum of the consideration to be received in the future plus any deferred revenue, with the remainder recognized as revenue on the modification date.

The Company noted the general preference within the published guidance for a model that would determine BESP for all of the elements in the arrangement. However, such guidance also acknowledged that such approach may be difficult to apply in all situations. Specific to this fact pattern, given the three and a half years since the inception of the arrangement and the continued development of the licensed compound during that period, the Company determined it would be impracticable at August 2011 to reconstruct BESP for the delivered licenses as of February 2008.  Further, the Company determined it would not be appropriate to default to using the current information available to develop BESP, as this would likely lead to materially different results than the economics of the transaction at the time of the arrangement.  As a result, the Company concluded that an approach based on determining a BESP for all deliverables in the arrangement was not practicable.

As a result, the Company concluded that the second approach listed above, based on determining a BESP for all of the undelivered elements of the modified arrangement and recognizing any excess of deferred revenue over the amount of the selling prices for the undelivered items as revenue at the date of modification, was the better alternative. Based on its analysis, the Company determined that the BESP for the undelivered elements of the modified arrangement totaled $28.2 million.

Additionally, the KPMG guidance references a third alternative whereby a company would allocate the total remaining revenue to the remaining undelivered items required under the modified arrangement using the relative selling price method. The KPMG guidance notes that this method would be applicable in situations where the deliverables in the original arrangement did not meet the separation criteria before the adoption of ASU 2009-13, and the vendor is still unable to separate the deliverables after the adoption of ASU 2009-13. The Company notes that this was not the fact pattern of the modified Celgene arrangement, and as such was not an appropriate model to follow.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at 617-951-7826 or Rachel Phillips of our offices at 617-235-4734.

Very truly yours,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:  John Knopf
       John Quisel